Exhibit 99.1

ASX/News Release

AVITA Medical Limited

Proposed redomiciliation to the United States of America

Chair’s address to Scheme Meeting

Valencia, Calif., USA, and Melbourne, Australia, 15 June 2020: In accordance with ASX Listing Rule 3.13.3, AVITA Medical Limited ACN 058 466 523 (Company) is pleased to provide a copy of the Chair’s address for the Scheme Meeting being held virtually at 9.00am (AEST) today, being Monday, 15 June 2020.

Authorised for release by the Chief Financial Officer of AVITA Medical Limited.

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ABOUT AVITA MEDICAL LIMITED

AVITA Medical is a regenerative medicine company with a technology platform positioned to address unmet medical needs in burns, chronic wounds, and aesthetics indications. AVITA Medical’s patented and proprietary collection and application technology provides innovative treatment solutions derived from the regenerative properties of a patient’s own skin. The medical devices work by preparing a RES® REGENERATIVE EPIDERMAL SUSPENSION, an autologous suspension comprised of the patient’s skin cells necessary to regenerate natural healthy epidermis. This autologous suspension is then sprayed onto the areas of the patient requiring treatment.

AVITA Medical’s first U.S. product, the RECELL® System, was approved by the U.S. Food and Drug Administration (FDA) in September 2018. The RECELL System is indicated for use in the treatment of acute thermal burns in patients 18 years and older. The RECELL System is used to prepare Spray-On Skin™ Cells using a small amount of a patient’s own skin, providing a new way to treat severe burns, while significantly reducing the amount of donor skin required. The RECELL System is designed to be used at the point of care alone or in combination with autografts depending on the depth of the burn injury. Compelling data from randomized, controlled clinical trials conducted at major U.S. burn centers and real-world use in more than 8,000 patients globally, reinforce that the RECELL System is a significant advancement over the current standard of care for burn patients and offers benefits in clinical outcomes and cost savings. Healthcare professionals should read the

INSTRUCTIONS FOR USE—RECELL® Autologous Cell Harvesting Device (https://recellsystem.com/) for a full description of indications for use and important safety information including contraindications, warnings and precautions.

In international markets, our products are marketed under the RECELL System brand to promote skin healing in a wide range of applications including burns, chronic wounds and aesthetics. The RECELL System is TGA-registered in Australia and received CE-mark approval in Europe.

To learn more, visit www.avitamedical.com.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This announcement includes forward-looking statements. These forward-looking statements generally can be identified by the use of words such as “anticipate,” “expect,” “intend,” “could,” “may,” “will,” “believe,” “estimate,” “look forward,” “forecast,” “goal,” “target,” “project,” “continue,” “outlook,” “guidance,” “future,” other words of similar meaning and the use of future dates. Forward-looking

Avita Medical Limited c/o Mertons Corporate Services Pty Ltd Level 7, 330 Collins Street, Melbourne Victoria 3000

statements in this announcement include, but are not limited to, statements concerning, among other things, our ongoing clinical trials and product development activities, regulatory approval of our products, the potential for future growth in our business, and our ability to achieve our key strategic, operational and financial goal. Forward-looking statements by their nature address matters that are, to different degrees, uncertain. Each forward- looking statement contained in this announcement is subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statement. Applicable risks and uncertainties include, among others, the timing of regulatory approvals of our products; physician acceptance, endorsement, and use of our products; failure to achieve the anticipated benefits from approval of our products; the effect of regulatory actions; product liability claims; risks associated with international operations and expansion; and other business effects, including the effects of industry, economic or political conditions outside of the company’s control. Investors should not place considerable reliance on the forward-looking statements contained in this announcement. Investors are encouraged to read our publicly available filings for a discussion of these and other risks and uncertainties. The forward-looking statements in this announcement speak only as of the date of this release, and we undertake no obligation to update or revise any of these statements.

FOR FURTHER INFORMATION:

U.S. Media

Sam Brown, Inc.

Christy Curran

Phone +1 615 414 8668

christycurran@sambrown.com

O.U.S Media

Monsoon Communications

Rudi Michelson

Phone +61 (0)3 9620 3333

Mobile +61 (0)411 402 737

rudim@monsoon.com.au

Investors:

Westwicke Partners

Caroline Corner

Phone +1 415 202 5678

caroline.corner@westwicke.com

AVITA Medical Ltd

David McIntyre

Chief Financial Officer

Phone +1 661 367 9178

dmcintyre@avitamedical.com

PR20200614

Avita Medical Limited c/o Mertons Corporate Services Pty Ltd Level 7, 330 Collins Street, Melbourne Victoria 3000

Virtual Scheme Meeting

9.00am (AEST) on 15 June 2020

Proceedings and Addresses

Good morning Ladies and Gentlemen, it is 9:00am (AEST) and as there is a quorum present by virtue of the proxies that I hold as Chair of this meeting, I declare this meeting open.

Welcome to the scheme meeting of AVITA Medical shareholders. My name is Lou Panaccio and I am the Chair of AVITA Medical. It is my pleasure to be chairing this meeting today and, on behalf of the Company’s Chief Executive Officer, Dr Mike Perry, and the Board of Directors, I would like to thank you for joining us in these most extraordinary of times.

This meeting has been called so that shareholders can consider and vote on a resolution to approve a scheme of arrangement under which AVITA Therapeutics, a newly incorporated company in the State of Delaware in the United States of America, will become the parent company of the AVITA group, subject to the fulfilment of certain conditions precedent as detailed in the Scheme Booklet. This will effect a redomiciliation of the AVITA group from Australia to the United States of America.

In light of the unusual circumstances we find ourselves in with COVID-19, and the resulting limits on public gatherings and travel restrictions, this meeting is being held exclusively by way of this live webcast, and there is no physical meeting.

I would also add that, at the conclusion of today’s meeting, the Company’s Chief Executive Officer, Dr Mike Perry, will provide a brief corporate presentation for any shareholders wishing to learn more about the Company.

INTRODUCTIONS

Attending the meeting via webcast, we have our CEO and executive director, Dr Mike Perry, and non-executive directors Mr Jeremy Curnock Cook, Professor Suzanne Crowe and Mr Louis Drapeau. Mr Damien McDonald is unable to be present today and sends his apologies. We are also joined by the Company’s Chief Financial Officer, David McIntyre, and our Company Secretary, Mr Mark Licciardo.

Representatives are also present from:

•	our Australian legal advisers – KPMG Law, represented by David Morris;

•	our United States legal advisers – K&L Gates, represented by Jonathan Miner; and

•	our share registry – Computershare, represented by Rod Somes.

For any users experiencing technical difficulties or who have any questions about the virtual meeting process, there is a helpline available during this meeting. Please dial +61 3 9415 4024 to access this helpline. You can also refer to the Scheme Meeting User Guide for information to assist you, which can be downloaded from AVITA Medical’s website.

Avita Medical Limited c/o Mertons Corporate Services Pty Ltd Level 7, 330 Collins Street, Melbourne Victoria 3000

As the format of this virtual meeting is different from a standard physical meeting, I will briefly discuss the process of the meeting and how voting will be conducted.

Voting on the resolution will be conducted by a poll.

Once I declare the poll open, a small bar graph icon will appear on your screen. Once you click on this icon, the resolution will appear on your screen and you can vote. You will be able to change your vote at any time during the meeting, until I declare the vote closed.

I will give you a clear prompt later in the meeting to let you know when the poll is about to close, which will occur following consideration of the resolution and the answering of shareholders’ questions.

Please note that if you hold American Depositary Shares in AVITA Medical, or are otherwise attending the meeting as a guest, you will not be able to ask questions or vote at this meeting.

Rod Somes from Computershare has agreed to be the Returning Officer today and following confirmation by Computershare, the final results of the proxy votes received before the meeting, and the results of the poll, will be announced on the ASX Market Announcements Platform and on our website later today.

PURPOSE OF THIS MEETING

As I briefly mentioned before, the purpose of this meeting is for AVITA Medical shareholders to consider and, if thought fit, to approve the scheme of arrangement proposed between AVITA Medical and its shareholders, to effect a redomiciliation of AVITA Medical and its subsidiaries from Australia to the United States. In simple terms, the proposed redomiciliation will effect a corporate inversion which will switch our corporate “home country” from Australia to the United States, and will simultaneously enable our primary listing to move from ASX to NASDAQ while continuing to maintain a listing on the ASX.

The reasons for the proposed redomiciliation are set out in the Scheme Booklet in detail, but include better aligning AVITA Medical’s corporate structure with its business operations in the United States (where nearly all of AVITA Medical’s employees are located). As noted in the Scheme Booklet, AVITA Medical derives virtually all of its revenue from the United States, has no physical business presence outside of the United States, and a majority of its shares (taking into account its American Depositary Shares traded on NASDAQ) are currently beneficially held by investors in the United States.

Avita Medical Limited c/o Mertons Corporate Services Pty Ltd Level 7, 330 Collins Street, Melbourne Victoria 3000

The proposed redomiciliation is also expected to substantially reduce the costs, burden, resourcing and risks associated with the dual financial reporting and related compliance obligations that AVITA Medical now has in both the United States and Australia. These circumstances arose for the first time on 31 December 2019, when AVITA Medical was categorized as a domestic public company in both Australia and the United States, whereas formerly it was only viewed as a domestic public company in Australia. The most obvious means by which the parent company of the AVITA group can again be a domestic public company in only one jurisdiction (being the United States), but maintain a listing in two jurisdictions (being the United States and Australia), is to redomicile the AVITA group from Australia to the United States.

The Scheme Booklet that has been circulated to shareholders sets out in significant detail the nature of the scheme, including its potential advantages, disadvantages and risks. As shareholders have had a period of time in which to consider the Scheme Booklet and its contents, I do not intend to go into details of the scheme during this meeting.

I note, however, that after carefully considering the advantages, disadvantages and risks of the scheme, the Board is of the unanimous view that the advantages of the scheme significantly outweigh its disadvantages and risks.

All of the directors of AVITA Medical who hold or control shares intend to vote in favour of the resolution to approve the scheme in relation to the shares which they hold or control.

I also note that the Independent Expert appointed by AVITA Medical, BDO Corporate Finance, has concluded that in its view the scheme is in the best interests of AVITA Medical shareholders as a whole in the absence of an alternative proposal or any further information. A copy of the Independent Expert’s report is included at Appendix A of the Scheme Booklet.

Since publishing the Scheme Booklet we have received a number of queries from shareholders, and some shareholders have posed questions for consideration at today’s meeting. Thank you to all those shareholders who have lodged questions via email about the proposed scheme in advance of this meeting. The questions have been collated and will be answered during this meeting.

There is still an opportunity for shareholders to ask questions by tapping on the Questions icon on your screen. We ask that each shareholder keep their questions short and to the point, so that as many shareholders as possible have the chance to ask a question.

We would like to answer as many questions as possible before we come to the agenda item and vote on the resolution. All questions submitted will be sent to a moderator, who will arrange the questions to remove any duplication and present them to me as the Chair of the meeting. I will be reading out the questions that were submitted prior to the meeting, and the Company’s Chief Financial Officer, David McIntyre, will read out the questions submitted during the meeting and will determine who is the most appropriate person to answer those questions.

Avita Medical Limited c/o Mertons Corporate Services Pty Ltd Level 7, 330 Collins Street, Melbourne Victoria 3000

Formal Business

We will now move to the business of the meeting. The formal business concerns just one resolution.

Resolution 1:

The resolution is contained in the Notice of Meeting set out in Annexure F to the Scheme Booklet, which is for AVITA Medical shareholders to consider approving the scheme, specifically:

“That pursuant to and in accordance with section 411 of the Corporations Act 2001 (Cth), the scheme of arrangement proposed between the Company and the holders of its ordinary shares, the terms of which are described in the Scheme Booklet, of which the notice convening this meeting forms part, is approved, and the Board is authorised to agree to such alterations or conditions as are thought fit by the Court and, subject to approval of the Scheme by the Court, to implement the Scheme with any such alterations or conditions.”

I now declare voting on the resolution open.

Voting Requirements

As shown on the screen, for the resolution to be passed and the scheme to be implemented:

•	firstly, more than 50% of AVITA Medical shareholders who vote at this meeting, whether virtually in person or by proxy, attorney or representative, must vote in favour of the resolution; and

•

secondly, at least 75% of the total number of AVITA Medical shares (that is, votes) voted at this meeting, again whether virtually in person or by proxy, attorney or representative, must be voted in favour of the resolution.

If the resolution is passed by the requisite majorities of shareholders, AVITA Medical will seek final approval of the scheme from the Federal Court of Australia on Monday, 22 June 2020.

There are no shareholders excluded from voting on the resolution.

Questions

I will now address the questions received from shareholders prior to the meeting. David McIntyre will then address those questions that are submitted during this meeting and will either answer them or will otherwise pass those questions onto the most appropriate person to answer.

[Questions]

Details of the proxies received for today’s meeting are now displayed on screen. As mentioned in the Notice of Meeting, I will cast all undirected proxies that I hold in my capacity as Chair of the meeting in favour of the resolution.

Avita Medical Limited c/o Mertons Corporate Services Pty Ltd Level 7, 330 Collins Street, Melbourne Victoria 3000

	Number of Votes Cast	% of Votes Cast	Number of Shareholders	% of Shareholders
For	916,721,976	97.19%	1,199	81.12%
Against	20,950,290	2.22%	154	10.42%
Open	5,588,418	0.59%	125	8.46%
Total	943,260,684	100%	1,539	100%
Abstain	3,786,450	—	50	—
Requisite Majorities for resolution to pass	At least 75%		More than 50%

I put the resolution to the meeting once more. If you haven’t already done so, please cast your vote via the voting option on your screen or device.

[Pause to allow time for voting]

CONCLUSION

Ladies and gentlemen that concludes the resolution to be presented to the meeting. If you haven’t already done so, please vote now, as the poll is about to close. We will close the voting on the poll in approximately 30 seconds.

[Pause to allow time for voting]

Ladies and gentlemen, the poll is now closed and that concludes the proceedings of today’s meeting.

The results of the poll will be released shortly on both the Company’s website and on the ASX Market Announcements Platform.

As a reminder, for those of you who have the time, the Company’s CEO, Dr Mike Perry, will now walk us through the Company’s corporate presentation. Due to the unusual nature of today’s virtual format, Mike’s presentation will be relatively brief and, unfortunately, there is no mechanism for you to ask questions.

I would like to thank you all for your attendance, participation and understanding of the unusual circumstances in which we have met today. I now formally declare the meeting closed.

Thank you for joining us, and keep safe. Over to you Mike.

[Webcast ends]

Avita Medical Limited c/o Mertons Corporate Services Pty Ltd Level 7, 330 Collins Street, Melbourne Victoria 3000